EARNINGS, FERROVIAL, TRAFFIC Ferrovial reached €414 million net profit in the first half of the year • Adjusted EBITDA increased by 56% and revenue improved 7.5% in like-for-like terms, driven by positive performance in all business areas • Infrastructure assets in North America experienced strong growth in revenue per transaction, while Heathrow served a record-breaking number of passengers • During the period, Ferrovial's shares were listed on Nasdaq and are now traded simultaneously in the Spanish, Dutch and U.S. markets Amsterdam, 30 July 2024.- Ferrovial, a leading global infrastructure company, reported a €414 million net profit for the first half of 2024, compared with €114 million in the same period of 2023, driven by strong operating performance across all business areas. “Ferrovial more than tripled net profit in the first half of the year, an extraordinary result driven by excellent performance across all business units and profitable divestments. The construction division continues to improve profitability and is on track to achieve its ambitious annual target. In addition, the revenue per transaction on all our U.S. Express Lanes beat inflation and GDP growth levels, while airports experienced a strong performance in traffic,” said Ignacio Madridejos, Ferrovial CEO. “Our operational strength, coupled with a solid financial position, puts us in the right place to continue taking advantage of strong global trends in infrastructure.” Adjusted EBITDA amounted to €603 million in the period, an increase of 56% year-on-year, while revenue grew 7.5% in like-for-like terms to €4.3 billion. Ferrovial ended the first half with a solid financial position, with liquidity levels reaching €4.3 billion and consolidated net debt amounting to €-35 million, excluding infrastructure projects in both cases. Main cash outflows in the period included shareholder distributions, the acquisition of 24% of IRB Infrastructure Trust and equity investments in the New Terminal One. These were partially offset by the dividends received from infrastructure assets --the first one in the case of I-77 after five years of operation-- and the divestment of a 5% stake in IRB Infrastructure Developers. The company achieved strategic milestones in the first half of 2024. In April, it was awarded Lima's Peripheral Ring Road (Perú) as part of a consortium. In May, Ferrovial started trading on Nasdaq, becoming the first company of Spanish origin trading with ordinary shares in the U.S. stock market. In June, Ferrovial announced a new agreement to sell a 19.75% interest in FGP Topco, parent company of Heathrow airport, to Ardian and The Public Investment Fund. Operating results The Toll roads division saw revenue increase by 25.2% in like-for-like terms to €595 million as a result of solid growth in North America. Adjusted EBITDA improved by 25.3% to €428 million in like-for-like terms. Traffic grew 5.6% on the 407 ETR in Canada, boosted by mobility and commuting patterns, while revenue rose 11.4% to CAD 780 million.

PRESS RELEASE

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Express Lanes in the U.S. experienced a solid growth in revenue per transaction during the period. In particular, I-66 (Virginia) registered a 42.5% increase, NTE 35W (Texas) 17.5%, I-77 (North Carolina) 12.7%, LBJ (Texas) 7.8% and NTE (Texas) 4.8%. With regards to traffic, the most significant increases were registered on NTE 35W (+38.7%), thanks to the opening of Segment 3C, as well as on I-66 (+16.6%). NTE saw a 1.8% decline due to construction works.

The **Construction** division ended the first half of the year with a record order book of nearly €16 billion, with North America accounting for 49% of contracts and Poland 22%. Revenue amounted to €3.4 billion, an increase of 4.9% on a like-for-like basis. The Construction division reported an adjusted EBIT of €107 million and an adjusted EBIT margin of 3.2%, placing the unit on track to meet the 3.5% target planned for 2024.

The **Airports** division registered strong growth in traffic during the period. Specifically, Heathrow had its busiest first half-year ever welcoming 39.8 million passengers between January and June, a 7.3% gain year-over-year. As a result of the solid demand, the airport upgraded its traffic projections for 2024 to a new record of 82.8 million passengers, from 82.4 million previously.

Aberdeen, Glasgow and Southampton airports also performed well in the first half, with traffic up 7.8%, while Dalaman airport in Turkey reported a 10.4% increase.

The New Terminal One Project (NTO) at JFK international airport is progressing within budget and schedule. In June, Scandinavian airline SAS committed to operating at NTO, marking the third airline partner added since the start of 2024, following EVA Air and Air Serbia. In the same month, NTO successfully concluded a $2.55 billion Green Bond issuance, the largest ever municipal bond financing for an airport project.

KEY FIGURES

(million euro)

	June 2024	June 2023	Change [1/2]
Revenue	4,267	3,940	7.5%
Adjusted EBITDA[2]	603	401	56%
Adjusted EBIT[2]	385	200	101.5%
Net Profit	414	114	

	June 2024	Dec. 2023	
Consolidated net debt[2]	7,511	5,979	
Net debt, excluding infrastructure projects[2]	-35	-1,121	
			Change[1]
Construction backlog[1/2]	15,974	15,179	3.8%

(1) In like-for-like terms

(2) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, see the Alternative Performance Measures appendix to the 2024 First Half Results Report

Conference call information Ferrovial will host a conference call on July 31st at 15:00 CEST / 9:00 a.m. ET to discuss its first half 2024 financial results. To access the webcast of the earnings call, click here or visit the Investor Relations section of the Company’s website at https://ferrovial.com/ir-shareholders About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 24,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq, and is a member of Spain’s blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good, and all its operations are conducted in compliance with the principles of the UN Global Compact, which the Company adopted in 2002. For further information: Corporate Communications newsroom.ferrovial.com @ferrovial @ferrovial_es Europe Isabel Muñoz +34 660528832 mimunoz@ferrovial.com North America Rebecca Rountree +1 512 568 5015 rrountree@ferrovial.com